UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Verde Clean Fuels, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class Securities)

923372 106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923372 106	Page 2 of 9

1	Name of Reporting Person CENAQ Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,234,375 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,234,375 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,234,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	CENAQ Sponsor LLC is the record holder of the Class A Common Stock reported herein. J. Russell Porter is the sole member of the board of managers of CENAQ Sponsor LLC. As such, he may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by CENAQ Sponsor LLC.

(2)	The percentage set forth in Row 11 of this Cover Page is based on 9,387,836 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023.

CUSIP No. 923372 106	Page 3 of 9

1	Name of Reporting Person John B. Connally III
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 208,972 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 208,972 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,972 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 193,857 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by Mr. Connally that are presently exercisable.

(2)	The percentage set forth in Row 11 of this Cover Page is based on 9,387,836 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023, and assuming all 193,857 warrants of the Issuer owned by Mr. Connally are exercised to purchase shares of Class A Common Stock.

CUSIP No. 923372 106	Page 4 of 9

1	Name of Reporting Person J. Russell Porter
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 274,444 (1)
	6	SHARED VOTING POWER 3,234,375 (2)
	7	SOLE DISPOSITIVE POWER 274,444 (1)
	8	SHARED DISPOSITIVE POWER 3,234,375 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,819 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.4% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 254,594 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by Mr. Porter that are presently exercisable.

(2)	CENAQ Sponsor LLC is the record holder of the Class A Common Stock reported herein. J. Russell Porter is the sole member of the board of managers of CENAQ Sponsor LLC. As such, he may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by CENAQ Sponsor LLC.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 9,387,836 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023, and assuming all 254,594 warrants of the Issuer owned by Mr. Porter are exercised to purchase shares of Class A Common Stock.

CUSIP No. 923372 106	Page 5 of 9

1	Name of Reporting Person Michael Mayell
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 204,573 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 204,573 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,573 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 189,777 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by Mr. Mayell that are presently exercisable.

(2)	The percentage set forth in Row 11 of this Cover Page is based on 9,387,836 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023, and assuming all 189,777 warrants of the Issuer owned by Mr. Mayell are exercised to purchase shares of Class A Common Stock.

CUSIP No. 923372 106	Page 6 of 9

Explanatory Note

This Amendment No. 1 to the Schedule 13G (“Amendment No. 1”) amends in its entirety the Schedule 13G filed by the undersigned with the U.S. Securities and Exchange Commission on May 25, 2022 (as amended, the “Schedule 13G”). This Amendment No. 1 constitutes an exit filing for Messrs. Connally and Mayell.

Item 1(a).	NAME OF ISSUER:

Verde Clean Fuels, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

600 Travis Street, Suite 5050, Houston, Texas 77002

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	CENAQ Sponsor LLC;

(ii)	John B. Connally III;

(iii)	J. Russell Porter; and

(iv)	Michael Mayell.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4550 Post Oak Place Dr., Suite 300, Houston, Texas 77027

Item 2(c).	CITIZENSHIP:

(i)	CENAQ Sponsor LLC – Delaware;

(ii)	John B. Connally III – United States;

(iii)	J. Russell Porter – United States; and

(iv)	Michael Mayell – United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER:

923372 106

CUSIP No. 923372 106	Page 7 of 9

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of the date hereof, John B. Connally III and Michael J. Mayell have ceased to be the beneficial owners of more than 5 percent of the outstanding shares of Class A Common Stock of the Issuer.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 923372 106	Page 8 of 9

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement among John B. Connally III, J. Russell Porter, Michael Mayell and CENAQ Sponsor LLC regarding filing of Schedule 13G, dated May 25, 2022

CUSIP No. 923372 106	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

CENAQ SPONSOR LLC

By:	/s/ J. Russell Porter
Name:	J. Russell Porter
Title:	Chief Executive Officer

JOHN B. CONNALLY III

/s/ John B. Connally III
Name:	John B. Connally III

J. RUSSELL PORTER

/s/ J. Russell Porter
Name:	J. Russell Porter

MICHAEL MAYELL

/s/ Michael Mayell
Name:	Michael Mayell